12014865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB Number 3235-0123
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SEC Mail Processing Section

FEB 27 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to §17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11.
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOLEBURY CAPITAL LLC

OFFCIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use PO Box No.)

400 SOUTH RIVER ROAD
Street Address

City	State	Zip Code
NEW HOPE	**PA.**	**18938**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Name	Telephone
KENNETH GEORGE	**(603) 380-5435**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHALIK, MORRIS AND COMPANY, LLP
Name of individual (first, middle, last)

Address	City	State	Zip
7001 BRUSH HOLLOW ROAD	**WESTBURY,**	**NEW YORK**	**11590**

Check One:

_X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

For Official Use Only

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 142C(3-91)

OATH OR AFFIRMATION

I, **ALAN R. SHERIFF**______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SOLEBURY CAPITAL, LLC**______________, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
JAMES DAVID PETERS JR
Notary Public
NEW HOPE BORO., BUCKS COUNTY
My Commission Expires Feb 3, 2016

Notary Public

Signature

Co-Chief Executive Officer
Title

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition – CASH FLOWS
_X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_X_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
_X_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_ (l) An Oath or Affirmation
_X_ (m) A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHALIK, MORRIS & COMPANY, LLP
Certified Public Accountants

7001 BRUSH HOLLOW ROAD • WESTBURY, NY 11590
(516) 338-8700 • FAX (516) 338-5592

INDEPENDENT AUDITORS' REPORT

To the Members of
Solebury Capital LLC

We have audited the accompanying statement of financial condition of Solebury Capital LLC (the "Company") as of December 31, 2011 and the related statements of income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shalik, Morris & Company, LLP

Westbury, New York
February 15, 2012

SOLEBURY CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Current assets:		
Cash and cash equivalents	$	539,270
Other receivable		1,892
Total current assets		541,162
Total assets	$	541,162

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	9,523
Commitments and contingencies		
Members' equity		531,639
Total liabilities and members' equity	$	541,162

See independent auditors' report and notes to financial statements.

SOLEBURY CAPITAL LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:	
Advisory fees	$ 8,418,210
Operating expenses:	
Salaries and benefits	1,206,750
Commissions	1,116,668
Administrative costs	352,714
Professional fees	49,333
Record keeping and regulatory fees	42,010
Travel and meals	186,143
Insurance	49,710
Charitable contributions	20,800
Total operating expenses	3,024,128
Net income from operations	5,394,082
Other income/(expense):	
Interest income	2,347
Interest expense	(2,409)
Taxes	(14,180)
Total other income/(expense)	(14,242)
Net income	$ 5,379,840

See independent auditors' report and notes to financial statements.

SOLEBURY CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$	441,799
Net income		5,379,840
Withdrawal of capital by members		(5,290,000)
Balance, December 31, 2011	$	531,639

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$	240,880
Payment of subordinated loan		(240,880)
Balance, December 31, 2011	$	-

See independent auditors' report and notes to financial statement.

SOLEBURY CAPITAL LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities	
Net Income	$ 5,379,840
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	710,860
Increase in other receivable	(907)
Decrease in accounts payable and accrued expenses	(234,187)
Net cash provided by operating activities	5,855,606
Cash Flows from Financing Activities	
Repayment of subordinated loan payable	(240,880)
Member capital withdrawals	(5,290,000)
Net cash used in financing activities	(5,530,880)
Net increase in cash and cash equivalents	324,726
Cash and cash equivalents- beginning of year	214,544
Cash and cash equivalents - end of year	$ 539,270
Cash paid during the year for:	
Interest	$ 2,409
Taxes	$ 14,180

See independent auditors' report and notes to financial statements.

1. Summary of Significant Accounting Policies

Organization and Nature of Business

Solebury Capital LLC (the "Company"), a Pennsylvania Limited Liability Company, was organized on May 16, 2005 and registered in the state of Connecticut on October 1, 2007. The Company is owned 100% by Solebury Capital Group LLC ("SCG"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's revenue consists principally of advisory and financial consulting fees.

Basis of Presentation

These financial statements and accompanying notes are prepared in accordance with United States generally accepted accounting principles. The Company prepares its financial statements on an accrual basis. Accordingly revenue is recognized when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Compensated Absences

The amount of compensated absences is immaterial and therefore is not included in the financial statements.

Income Taxes

As a Limited Liability Company which is 100% owned by another Limited Liability Company, the Company is considered a disregarded entity under the provisions of the Internal Revenue Code. Accordingly, taxable income will be reported on the tax return of the parent company. The Company is however subject to corporate stock/franchise tax in the state of Pennsylvania.

The Company's state corporate tax returns for the years 2008 through 2011 remain subject to examination by tax authorities.

2. Concentrations of Credit Risk

The Company maintains bank balances in amounts that at times exceed FDIC insurance limits.

3. Subordinated Loan Payable

The Company entered into a three year subordinated loan agreement with SCG on July 2, 2007. The loan had a maturity date of August 1, 2013 and an interest rate of 4%. This loan was fully paid in March, 2011. Interest expense was $2,409 for the year ended December 31, 2011.

4. Related Party Transactions

The Company has an expense and facilities sharing agreement with its parent Solebury Capital Group ("SCG"). The Company reimburses SCG on a monthly basis for its share of rent, utilities and other administrative costs as detailed in the agreement. The agreement has no set term. As of December 31, 2011, there is no outstanding balance due to SCG.

5. Regulatory Compliance

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i). The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule"), which requires its net capital be at least $5,000, and its aggregate indebtedness be less than 15 to 1. As of December 31, 2011, the Company's net capital is $529,747.

6. Retirement Plan

Effective August 1, 2011, the Company is the sponsor of a 401(k) plan covering all eligible employees. The Company's matches each eligible participant's contribution to the plan up to 6% of the participant's compensation. The Company contributed $35,900 to the plan for the year ended December 31, 2011.

7. Subsequent Events

Management has evaluated all subsequent events or transactions for potential recognition or disclosure through February 15, 2012, the date these financial statements were available to be issued.

SOLEBURY CAPITAL LLC

COMPUTATION OF NET CAPITAL - SCHEDULE I

DECEMBER 31, 2011

Members' Equity		$ 531,639
Less: Non Allowable Assets		(1,892)
Tentative Net Capital		$ 529,747
Add: Discretionary Liabilities		-
Less: Haircuts		-
Net Capital		$ 529,747
Less the Greater of:		
Minimum Dollar Net Captial Requirement of a Broker or Dealer	$ 5,000	
or		
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness $9,523)	$ 635	
Excess Net Capital		$ 524,747

SCHEDULE II
SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses	$ 9,523
Percentage of Aggregate Indebtedness to Net Capital	1.80%

SCHEDULE III
SCHEDULE OF NON ALLOWABLE ASSETS

Other Receivable	$ 1,892

No differences exist between the above computation and the computation included in the corresponding Form X-17A-5 Part IIA filing.

See independent auditors' report and notes to financial statements.

SHALIK, MORRIS & COMPANY, LLP
Certified Public Accountants

7001 BRUSH HOLLOW ROAD • WESTBURY, NY 11590
(516) 338-8700 • FAX (516) 338-5592

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Members of
Solebury Capital LLC

In planning and performing our audit of the financial statements of Solebury Capital LLC ("the Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shalik, Morris & Company, LLP

Westbury, New York
February 15, 2012

SHALIK, MORRIS & COMPANY, LLP
Certified Public Accountants

7001 BRUSH HOLLOW ROAD • WESTBURY, NY 11590
(516) 338-8700 • FAX (516) 338-5592

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Solebury Capital LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Solebury Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Solebury Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Solebury Capital LLC's management is responsible for Solebury Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [general ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [general ledger] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [general ledger] supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Shalik, Morris + Company, LLP

Westbury, New York
February 15, 2012